Ardagh Metal Packaging S.A. – Third Quarter 2022 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the third quarter ended September 30, 2022.

	Three months ended	Three months ended
	September 30, 2022	September 30, 2021	Change	Constant Currency

	($'m except per share data)
Revenue	1,173	1,038	13%	21%
Profit/(loss) for the period	68	(178)
Adjusted EBITDA (1)	140	176	(20%)	(15%)
Earnings/(loss) per share	0.10	(0.32)
Adjusted earnings per share (1)	0.06	0.14
Dividend per share	0.10

Oliver Graham, CEO of Ardagh Metal Packaging, said

“We experienced a challenging third quarter of 2022. While global shipments increased by 9% compared with the same period last year, demand was below our expectations and impacted earnings. We expect these conditions to persist through the fourth quarter and into the first half of 2023. In response we are taking a disciplined approach to managing our costs and capacity, and further flexing our growth expenditure. Our well-advanced investment program puts us in a very strong position to serve the continuing secular demand growth for sustainable beverage can packaging.”

●	Global beverage can shipments grew by 9% in the quarter, with growth of 10% in the Americas and 9% in Europe. Specialty can share increased to 46% of shipments in the quarter from 44% in the prior year quarter, reflecting our investment program.
●	Adjusted EBITDA of $140 million for the quarter represented a 15% decline on a constant currency basis due to input cost headwinds, as operating costs relating to capacity ramp-up in excess of demand offset the contribution from shipment growth.
●	In the Americas, Adjusted EBITDA advanced by 2% reflecting higher shipments, largely offset by higher operating costs. This was more than offset by a 42% decline, on a constant currency basis, in Adjusted EBITDA in Europe as input cost headwinds exceeded the contribution from higher shipments, and costs related to metal valuation timing issues were offset by positive one-off factors.
●	Growth investments for 2022 will reduce to c. $0.6 billion, including leasing. The growth investment plan is well advanced, with installed capacity continuing its ramp-up. Future additions will be appropriately phased in line with demand conditions.
●	Total liquidity of $998 million at September 30, 2022, including cash and cash equivalents of $583 million and an upsized ABL facility of $415 million. Our current investment plans mean we do not anticipate any external market financing need in 2023.
●	Fourth quarter dividend of 10c announced, delivering on guidance for a sustainable annual dividend totalling 40c per share. In the quarter $32 million of shares were repurchased under the buyback program, taking the total to $35 million to date.
●	AMP received approval from the Science Based Targets initiative (SBTi) for greenhouse gas emission reduction targets.
●	2022 outlook: mid-single digit shipment growth for the year and full year 2022 Adjusted EBITDA of the order of $640-650 million, assuming EUR/USD parity to year end. (2021: $630 million at constant currency; $662 million reported). Fourth quarter Adjusted EBITDA expected to be of the order of $175-185 million (Q4 2021: $157 million at constant currency, $165 million reported).

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Financial Performance Review

Bridge of 2021 to 2022 Revenue and Adjusted EBITDA

Three months ended September 30, 2022

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2021	483	555	1,038
Organic	80	125	205
FX translation	(70)	—	(70)
Revenue 2022	493	680	1,173

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2021	76	100	176
Organic	(27)	2	(25)
FX translation	(11)	—	(11)
Adjusted EBITDA 2022	38	102	140

2022 margin %	7.7%	15.0%	11.9%
2021 margin %	15.7%	18.0%	17.0%

Nine months ended September 30, 2022

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2021	1,383	1,585	2,968
Organic	289	503	792
FX translation	(147)	—	(147)
Revenue 2022	1,525	2,088	3,613

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2021	227	270	497
Organic	(48)	41	(7)
FX translation	(24)	—	(24)
Adjusted EBITDA 2022	155	311	466

2022 margin %	10.2%	14.9%	12.9%
2021 margin %	16.4%	17.0%	16.7%

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Group Performance

Group

Revenue of $1,173 million in the three months ended September 30, 2022 increased by $135 million, or 13%, compared with $1,038 million in the same period last year. On a constant currency basis, revenue increased by 21%, mainly reflecting the pass through to customers of higher input costs and strong volume/mix growth.

Adjusted EBITDA decreased by $36 million, or 20%, to $140 million in the three months ended September 30, 2022, compared with $176 million in the same period last year. On a constant currency basis, Adjusted EBITDA decreased by 15%, principally due to input cost headwinds, partly offset by favorable volume/mix effects, which includes an impact of the Group’s growth investment program.

Americas

Revenue increased by 23% to $680 million in the three months ended September 30, 2022, compared with $555 million in the same period last year, principally reflecting the pass through of higher input costs and favorable volume/mix effects.

Adjusted EBITDA for the quarter of $102 million increased by 2%, compared with $100 million in the same period last year, primarily driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program, partly offset by increased operating costs and input cost headwinds.

Europe

Revenue of $493 million increased by 2% in the three months ended September 30, 2022, compared with $483 million in the same period last year. On a constant currency basis, revenue increased by 19%, principally due to the pass through of higher input costs and favorable volume/mix effects.

Adjusted EBITDA for the quarter of $38 million decreased by $38 million, or 50%, at actual exchange rates, and by 42% at constant currency, compared with $76 million in the same period last year. The decrease in Adjusted EBITDA was principally due to input cost headwinds, which were partly offset by favorable volume/mix effects, which includes an impact of the Group’s growth investment program, and favorable non-recurring SG&A and other gains.

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Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its third quarter 2022 earnings webcast and conference call for investors at 9.00 a.m. EDT (2.00 p.m. BST) on October 27, 2022. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/viewer/event.jsp?ei=1570352&tp_key=becd3dae29

Conference call dial in:

United States/Canada: +1 800 239 9838
International: +44 330 165 4027
Participant pin code: 3869215

An investor earnings presentation to accompany this release is available at https://www.ardaghmetalpackaging.com/investors

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 24 production facilities in nine countries, employing close to 5,800 employees and had sales of $4.1 billion in 2021.

For more information, visit https://www.ardaghmetalpackaging.com/investors

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in Ardagh Metal Packaging S.A.’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by Ardagh Metal Packaging S.A. with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-IFRS Financial Measures

This release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non-IFRS financial measures used by Ardagh Metal Packaging S.A. may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email:stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murraygroup.ie

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Unaudited Consolidated Condensed Income Statement for the three months ended September 30, 2022 and 2021

	Three months ended September 30, 2022			Three months ended September 30, 2021
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,173	—	1,173	1,038	—	1,038
Cost of sales	(1,047)	(17)	(1,064)	(869)	(8)	(877)
Gross profit	126	(17)	109	169	(8)	161
Sales, general and administration expenses	(38)	(9)	(47)	(40)	(230)	(270)
Intangible amortization	(34)	—	(34)	(37)	—	(37)
Operating profit/(loss)	54	(26)	28	92	(238)	(146)
Net finance income/(expense)	(30)	71	41	(27)	9	(18)
Profit/(loss) before tax	24	45	69	65	(229)	(164)
Income tax charge	(7)	6	(1)	(16)	2	(14)
Profit/(loss) for the period	17	51	68	49	(227)	(178)

Earnings/(loss) per share			0.10			(0.32)

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Unaudited Consolidated Condensed Income Statement for the nine months ended September 30, 2022 and 2021 (2)

	Nine months ended September 30, 2022			Nine months ended September 30, 2021
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	3,613	—	3,613	2,968	—	2,968
Cost of sales	(3,156)	(47)	(3,203)	(2,477)	(16)	(2,493)
Gross profit	457	(47)	410	491	(16)	475
Sales, general and administration expenses	(147)	(17)	(164)	(133)	(240)	(373)
Intangible amortization	(105)	—	(105)	(115)	—	(115)
Operating profit/(loss)	205	(64)	141	243	(256)	(13)
Net finance income/(expense)	(92)	196	104	(147)	(42)	(189)
Profit/(loss) before tax	113	132	245	96	(298)	(202)
Income tax charge	(32)	12	(20)	(35)	11	(24)
Profit/(loss) for the year	81	144	225	61	(287)	(226)

Earnings/(loss) per share:			0.36			(0.44)

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Unaudited Consolidated Condensed Statement of Financial Position (2)

	At September 30, 2022	At December 31, 2021
	$'m	$'m
Non-current assets
Intangible assets	1,425	1,662
Property, plant and equipment	2,116	1,842
Other non-current assets	114	160
	3,655	3,664
Current assets
Inventories	505	407
Trade and other receivables	691	512
Contract assets	228	182
Derivative financial instruments	72	97
Cash and cash equivalents	583	463
	2,079	1,661
TOTAL ASSETS	5,734	5,325

TOTAL EQUITY	548	286

Non-current liabilities
Borrowings including lease obligations	3,353	2,831
Other non-current liabilities*	410	808
	3,763	3,639
Current liabilities
Borrowings including lease obligations	50	56
Payables and other current liabilities	1,373	1,344
	1,423	1,400
TOTAL LIABILITIES	5,186	5,039
TOTAL EQUITY and LIABILITIES	5,734	5,325

* Other non-current liabilities include liabilities for earnout shares of $89 million at September 30, 2022 (December 2021: $292 million) and warrants of $8 million at September 30, 2022 (December 2021: $33 million).

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Unaudited Consolidated Condensed Statement of Cash Flows (2)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Cash flows from/(used in) operating activities
Cash generated from/(used in) operations (3)	43	138	(60)	275
Interest paid	(4)	(1)	(55)	(49)
Settlement of foreign currency derivative financial instruments	36	8	66	7
Income tax paid	(14)	(7)	(29)	(35)
Cash flows from/(used in) operating activities	61	138	(78)	198

Cash flows used in investing activities
Capital expenditure	(127)	(139)	(413)	(428)
Other investing activities	–	–	–	1
Cash flows used in investing activities	(127)	(139)	(413)	(427)

Cash flows from financing activities
Changes in borrowings	1	7	592	2,768
Deferred debt issue costs paid	(4)	(8)	(10)	(33)
Lease payments	(14)	(12)	(40)	(34)
Proceeds from share issuance, net of costs	258	934	258	934
Dividends paid	–	–	(121)	–
Treasury shares purchased	(32)	–	(35)	–
Other financing cash flows	–	–	(1)	–
Net repayment of related party borrowings to Ardagh	–	(996)	–	(2,722)
Payment as part of capital reorganization	–	–	–	(574)
Cash received from Ardagh	–	–	–	206
Redemption premium and issuance costs paid	–	–	–	(52)
Net cash inflow/(outflow) from financing activities	209	(75)	643	493

Net increase/(decrease) in cash and cash equivalents	143	(76)	152	264

Cash and cash equivalents at beginning of period	436	587	463	257
Foreign exchange gains/(losses) on cash and cash equivalents	4	(15)	(32)	(25)
Cash and cash equivalents at end of period	583	496	583	496

Financial assets and liabilities

At September 30, 2022, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Secured Green and Senior Green Notes	3,176	—
Global Asset Based Loan Facility	—	415
Lease obligations	243	—
Other borrowings/credit lines	22	—
Total borrowings / undrawn facilities	3,441	415
Deferred debt issue costs	(38)	—
Net borrowings / undrawn facilities	3,403	415
Cash and cash equivalents	(583)	583
Net debt / available liquidity	2,820	998

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Reconciliation of profit/(loss) for the period to Adjusted profit for the period

	Three months	Three months
	ended September 30,	ended September 30,
	2022	2021
	$'m	$'m
Profit/(loss) for the period as presented in the income statement	68	(178)
Less: Dividend on preferred shares	(6)	—
Profit/(loss) for the period used in calculating earnings per share	62	(178)
Exceptional items, net of tax	(51)	227
Intangible amortization, net of tax	27	29
Adjusted profit for the period	38	78

Weighted average number of ordinary shares	599.8	562.8

Earnings/(loss) per share	0.10	(0.32)

Adjusted earnings per share	0.06	0.14

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021 (2)
	$'m	$'m	$'m	$'m
Profit/(loss) for the period	68	(178)	225	(226)
Income tax charge	1	14	20	24
Net finance (income)/expense	(41)	18	(104)	189
Depreciation and amortization	86	84	261	254
Exceptional operating items	26	238	64	256
Adjusted EBITDA	140	176	466	497

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021 (2)
	$m	$m	$'m	$'m
Adjusted EBITDA	140	176	466	497
Movement in working capital	(50)	(23)	(445)	(193)
Maintenance capital expenditure	(25)	(18)	(74)	(63)
Lease payments	(14)	(12)	(40)	(34)
Adjusted operating cash flow	51	123	(93)	207
Interest paid	(4)	(1)	(55)	(49)
Settlement of foreign currency derivative financial instruments	36	8	66	7
Income tax paid	(14)	(7)	(29)	(35)
Adjusted free cash flow - pre Growth Investment capital expenditure	69	123	(111)	130
Growth investment capital expenditure	(102)	(121)	(339)	(365)
Adjusted free cash flow - post Growth Investment capital expenditure	(33)	2	(450)	(235)

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Related Footnotes

(1) For a reconciliation to the most comparable IFRS measures, see Page 9.

(2) For information related to and including the period prior to April 1, 2021, please refer to the unaudited consolidated interim financial statements prepared on a carve-out basis from the consolidated financial statements of Ardagh Group S.A., as included in the unaudited consolidated interim financial statements of the Group for the three and nine months ended September 30, 2022, which are available at: https://www.ardaghmetalpackaging.com/investors

For information related to the unaudited consolidated condensed statement of financial position at December 31, 2021, please refer to the Annual Report on Form 20-F for the year ended December 31, 2021, and filed with the U.S. Securities and Exchange Commission on March 4, 2022, which is also available at the above link.

(3) Cash from/(used in) operations for the three and nine months ended September 30, 2022 is derived from the aggregate of Adjusted EBITDA as presented on Page 9 less working capital outflows of $50 million (nine months: $445 million) and other exceptional cash outflows of $47 million (nine months: $81 million). Cash from operations for the three and nine months ended September 30, 2021 is derived from the aggregate of Adjusted EBITDA as presented on Page 9, working capital outflows of $23 million (nine months: $193 million) and other exceptional cash outflows of $15 million (nine months: $29 million).

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